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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*


                             Quality Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74757840
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard W. Cohen
              Robinson Brog Leinwand Greene Genovese and Gluck, PC
                         1345 Sixth Avenue, 31st floor
                               New York, NY 10105
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 18, 1998

--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 747578409                           13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard W. Cohen


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


     PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER    333,332
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER   -0-
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  333,332
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER   -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        333,332
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       11.8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


         IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.  Security and Issuer.

                  The securities to which this amendment no. 1 (the Amendment") relates are the shares of Common Stock (the "Stock") of Quality Products, Inc. (the "Company"). The Company's principal executive office is located at 560 Dublin Avenue, c/o Multipress, Inc., Columbus, Ohio 43215.

Item 2.  Identity and Background.

                  This Amendment is filed by Richard W. Cohen ("Cohen" or the "Reporting Person"). Mr. Cohen refers to and incorporates by reference the information in his Schedule 13D filed on or about September 23, 1997 (the "Schedule 13D"). This Amendment reports only information which has changed since the filing of the Schedule 13D, and defined terms in the Schedule 13D are not redefined herein.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On February 18, 1998, each of Cohen and Murray Koppelman delivered their respective $200,000 New Notes to the Company in form for conversion into an additional 266,666 shares of Common Stock to each of them (a total of 533,332 additional shares). However, Cohen and Koppelman agreed with the Company not to exercise their conversion rights prior to February 27, 1998 in consideration for the Company's agreement (1) not to prepay any principal amount of the New Notes without first giving 10 business days prior written notice and (2) not to change the March 10, 1998 record date for the Company's 1998 Annual Meeting of Stockholders without first giving 10 business days written notice (the "Standstill Agreement"). Cohen and Koppelman agreed to meet with the Company's president at the Company's headquarters on February 27, 1998 to discuss the composition of the board of directors. To the extent that Mr. Cohen and Mr. Koppelman acted together with respect to the delivery of their New Notes and the Standstill Agreement, they may be deemed to be a "group." However, Mr. Cohen and Mr. Koppelman have no agreement with respect to the voting of disposition of their respective shares or their New Notes. Mr. Cohen purchased his shares and New Note with $162,500 of personal funds. Mr. Cohen originally borrowed this amount from Mr. Koppelman but has since paid it in full.

Item 4.  Purpose of Transaction.

                  The Company's common stock and securities convertible into Common Stock acquired by Mr. Cohen were acquired and are being held as an investment. The Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person (other than pursuant to the Note) of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except as set forth below); (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above, except as follows: Cohen will vote his Stock for one or more of Mr. Koppelman's designees, which may include Mr. Koppelman and/or himself, to be elected (in addition to present director and CEO Bruce Weaver plus an officer of the Company's sole operating subsidiary, QPI Multipress, Inc.) to the Company's board of directors at the 1998 Annual Meeting of Stockholders scheduled for May 1, 1998. Cohen does not intend to vote for the re-election of Jonathon Reuben as a director.

Item 5.  Interest in Securities of the Issuer.

                  Mr. Cohen owns beneficially, in the aggregate, 333,332 shares of Common Stock representing the 66,666 shares issued August 29, 1997 and the 266,666 shares issuable upon conversion of the $200,000 principal amount of his New Note. Based on the 2,554,054 shares of Stock outstanding as reflected on the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998, the 66,666 shares currently owned and the 266,666 additional shares issuable to Mr. Cohen upon conversion of his New Note, would give Cohen 333,332 shares which would constitute approximately 11.8% of the shares of Stock outstanding. Mr. Cohen has the sole power to vote and direct the vote or to dispose and direct the disposition of the Stock which he owns. To the extent Mr. Cohen and Mr. Koppelman constitute a "group," and assuming full conversion of their New Notes and exercise of Mr. Koppelman's (60,000) and Eastlake's (30,000) Series A Warrants, their shares would collectively constitute 23.3% of the Company's outstanding Common Stock.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                  Mr. Cohen does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than the Standstill Agreement
(as described above). Mr. Cohen is also aware of an agreement between the Company and Eastlake Securities, Inc. (which is wholly owned by Mr. Koppelman) pursuant to which Eastlake has a right of first refusal to act as underwriter or placement agent until November 24, 2000 with respect to any offering of the Company's securities.

Item 7.           Material to be Filed as Exhibits.

                  EX 99.3 Agreement dated February 18, 1998 among the issuer, Koppelman and the Reporting Person.

Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.




February 20, 1998            /s/Richard W. Cohen
                                -----------------
                                Richard W. Cohen